                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                             Life USA Holding, Inc.
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                   531918209
                                 (CUSIP Number)

    Michael T. Westermeyer, Allianz Life Insurance Company of North America
               1750 Hennepin Avenue South, Minneapolis, MN  55403
                                 (612) 347-6500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 13, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-----------------------
 CUSIP NO. 531918209                  SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON, IRS IDENTIFICATION NO. OF ABOVE PERSON
             Allianz Life Insurance Company of North America        41-1366075
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                (b) [ ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS
            WC
------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)    [ ]
------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
             Minnesota
------------------------------------------------------------------------------------------------------
                                           7   SOLE VOTING POWER
        NUMBER OF                                2,670,283 (1)
         SHARES                            -----------------------------------------------------------
      BENEFICIALLY                         8   SHARED VOTING POWER
        OWNED BY                                 0
         EACH                              ----------------------------------------------------------
       REPORTING                           9   SOLE DISPOSITIVE POWER
        PERSON                                   2,670,283 (1)
          WITH                             ----------------------------------------------------------
                                           10  SHARED DISPOSITIVE POWER
                                                 0
------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,670,283 (1)
------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[X]
             (1)
------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             10.6% (based on 22,620,760 shares outstanding on December 31, 1997 and the shares to be outstanding upon conversion of the Debenture and exercise of preemptive rights) (1)
------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
             IC, CO
------------------------------------------------------------------------------------------------------

   (1) Based upon conversion of the Debenture at $12.34 per share (2,431,118 shares) and exercise of preemptive rights to purchase 239,165 shares. Does not include agreed purchase of 925,000 shares from management of the Issuer upon closing of the Stock Purchase Agreement or purchase over the next five years of $100 million of newly issued Common Stock directly from the Issuer.

                                AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 13D
                                 ------------


This Amendment No. 1 amends the Schedule 13D, dated February 24, 1995 of Allianz Life Insurance Company of North America with respect to the Common Stock, $.01 par value, of Life USA Holding, Inc., a Minnesota corporation.

Item 1.   Security and Issuer
          -------------------

          The securities to which this Amendment to Schedule 13D relates are the shares of common stock, par value $.01 per share (the "Common Stock"), of Life USA Holding, Inc. (the "Issuer"). The Issuer's principal executive offices are located at Suite 700 Interchange North Building, 300 South Highway 169, Minneapolis, Minnesota 55425.

Item 2.   Identity and Background
          -----------------------

          (a-c, f)   This Amendment to Schedule 13D is filed by Allianz Life
Insurance Company of North America, a Minnesota corporation ("Allianz"). The principal business of Allianz is insurance. Allianz's principal office is located at 1750 Hennepin Avenue South, Minneapolis, Minnesota 55403.

          Allianz is a wholly owned subsidiary of Allianz of America, Inc. ("AZOA"). Allianz Aktiengesellschaft Holding ("AZ AG") holds 90% of the voting securities of AZOA. AZ AG's business address is Koniginstrasse 28, 80802 Munich, Federal Republic of Germany. AZOA's business address is 55 Green Farms Road, Westport, Connecticut 06881.

     The following information is provided with respect to each member of the Board of Management of AZ AG:

          Dr. Henning Schulte-Noelle
          Business Address: Koniginstrasse 28, 80802 Munich, Germany
          Principal occupation: Chairman of the Board of Management,   AZ AG;
               Director, President and Chief Executive Officer, AZOA
          Citizenship: German

          Detlev Bremkamp
          Business Address: Koniginstrasse 28, 80802 Munich, Germany Principal occupation: Member of the Board of Management, AZ AG
          Citizenship: German

          Dr. Reiner Hagemann
          Business Address: Koniginstrasse 28, 80802 Munich, Germany Principal occupation: Member of the Board of Management, AZ AG
          Citizenship: German

          Dr. Gerhard Rupprecht
          Business Address: Koniginstrasse 28, 80802 Munich, Germany Principal occupation: Member of the Board of Management, AZ AG
          Citizenship: German

          Dr. Diethart Breipohl
          Business Address: Koniginstrasse 28, 80802 Munich, Germany Principal occupation: Member of the Board of Management, AZ AG;
               Director, AZOA
          Citizenship: German

          Dr. Roberto Gavazzi
          Business Address: Koniginstrasse 28, 80802 Munich, Germany Principal occupation: Member of the Board of Management, AZ AG
          Citizenship: Italian

          Herbert Hansmeyer
          Business Address: 777 San Marin Drive, Novato, CA 94998
          Principal occupation: Member of the Board of Management, AZ AG;
               Director, AZOA; Chairman of the Board, Fireman's Fund Insurance Company ("FFIC")
          Citizenship: German

          The following information is provided with respect to each executive officer and director of AZOA:

          Dr. Henning Schulte-Noelle
          Business Address: Koniginstrasse 28, 80802 Munich, Germany
          Principal occupation: Chairman of the Board of Management,   AZ AG;
               Director, President and Chief Executive Officer, AZOA
          Citizenship: German

          Lowell C. Anderson
          Business Address: Allianz Life Insurance Company of North America
               1750 Hennepin Avenue South, Minneapolis, MN 55403.
          Principal Occupation: Chairman, President and Chief Executive Officer
               of Allianz
          Citizenship:   U.S.A.

          Dr. Diethart Breipohl
          Business Address: Koniginstrasse 28, 80802 Munich, Germany Principal occupation: Member of the Board of Management, AZ AG;
               Director, AZOA
          Citizenship: German

          Herbert Hansmeyer
          Business Address: 777 San Marin Drive, Novato, CA 94998
          Principal occupation: Member of the Board of Management, AZ AG;
               Director, AZOA; Chairman of the Board, FFIC
          Citizenship: German

          David P. Marks
          Business Address: 55 Green Farms Road, Westport, CT 06881 Principal occupation: Director, Secretary and Assistant Treasurer,
               AZOA; Executive Vice President, FFIC
          Citizenship: U.S.A.

          Dr. Hans Jurgen Schinzler
          Business Address: 500 Lexington Avenue, New York, NY 10022 Principal occupation: Director, AZOA
          Citizenship: German

          Joe L. Stinnette, Jr.
          Business Address: 777 San Marin Drive, Novato, CA 94998
          Principal occupation: Director, AZOA; Director, President and Chief
               Executive Officer, FFIC
          Citizenship: U.S.A.

          Ronald M. Clark
          Business Address: 55 Green Farms Road, Westport, CT 06881 Principal occupation: Treasurer and Assistant Secretary, AZOA
          Citizenship: U.S.A.

          The following information is provided with respect to each director of
Allianz:

          Lowell C. Anderson
          Business Address: Allianz Life Insurance Company of North America
               1750 Hennepin Avenue South, Minneapolis, MN 55403.
          Principal Occupation: Chairman, President and Chief Executive Officer
               of Allianz
          Citizenship:   U.S.A.

          James R. Campbell
          Business Address: Norwest Bank Minnesota, N.A.
               Norwest Center, Sixth and Marquette, Minneapolis, MN 55479 Principal Occupation: Chairman, Norwest Bank Minnesota, N.A.(a
               commercial bank)
          Citizenship:   U.S.A.

          Reverend Dennis J. Dease
          Business Address: University of St. Thomas
               2115 Summit Avenue, St. Paul, MN  55105
          Principal Occupation: President, University of St. Thomas
          Citizenship:   U.S.A.

          Herbert Hansmeyer
          Business Address: 777 San Marin Drive, Novato, CA 94998
          Principal occupation: Member of the Board of Management, AZ AG;
               Director, AZOA
          Citizenship: German

          Dr. Jerry E. Robertson
          Business Address: 3M - Life Sciences, 3050 Minnesota World Trade
               Center, 30 East Seventh Avenue, St. Paul, MN 55101 Principal Occupation: Retired Executive Vice President, 3M-Life
               Sciences
          Citizenship:   U.S.A.

          Dr. Gerhard G. Rupprecht
          Business Address: Koniginstrasse 28, 80802 Munich, Germany Principal occupation: Member of the Board of Management, AZ AG
          Citizenship: German

          Michael P. Sullivan
          Business Address: International Dairy Queen, Inc.
               7505 Metro Boulevard, Minneapolis, MN  55439
          Principal Occupation: President, Chief Executive Officer and Chairman
               of International Dairy Queen, Inc. (a food services corporation)
          Citizenship:   U.S.A.

          The names and positions of the executive officers of Allianz are as follows:

          Lowell C. Anderson, Chairman, President and Chief Executive Officer Thomas D. Barta, Second Vice President, Corporate Controller and
               Treasurer
          Edward J. Bonach, Senior Vice President and Chief Financial Officer Timothy W. Edelbrock, Second Vice President, Corporate Information
               Systems
          Shannon D. Hendricks, Second Vice President, Mass Marketing Controller Brian V. Hicks, Second Vice President, Scholarship
          Paul M. Howman, Vice President, Underwriting
          Robert S. James, President, Individual Marketing
          James P. Kelso, Vice President, Mass Marketing
          Douglas M. Landry, Senior Vice President, Reinsurance
          James A. Lo Sapio, Vice President, Corporate Human Resources
          Thomas J. Lynch, Senior Vice President, Mass Marketing
          Mark L. Solverud, Vice President, Product Manufacturing
          Timothy H. Tongson, Senior Vice President, Individual Marketing
          Dr. Robert W. Watson, Vice President, Medical Director
          Michael T. Westermeyer, Vice President, Corporate Legal Officer
               and Secretary
          Ronald L. Wobbeking, President, Mass Marketing

The business address for each executive officer is 1750 Hennepin Avenue South, Minneapolis, MN 55403, and each executive officer is a citizen of the United States.

          (d-e)   During the last five years, neither Allianz, AZ AG or AZOA nor, to the best of Allianz's knowledge, their respective executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Pursuant to the terms of a Debenture Purchase Agreement dated February 17, 1995 (the "Debenture Purchase Agreement"), Allianz purchased a convertible subordinated debenture (the "Debenture") in the principal amount of $30,000,000 convertible into shares of the Issuer's Common Stock. The purchase of the Debenture from the Issuer by Allianz was financed by working capital funds of Allianz. Contemporaneous with issuance of the Debenture to Allianz, the Issuer also issued to Allianz, for no additional consideration, a conversion protection warrant (the "Warrant") to acquire 2,400,000 shares of the Issuer's Common Stock at $12.50 per share, exercisable if the Debenture is redeemed prior to February 17, 2000 and upon certain other conditions. The Debenture Purchase Agreement also granted Allianz certain preemptive rights to purchase additional shares of Common Stock upon conversion of the Debenture or exercise of the Warrant.

          On January 13, 1998, the Issuer and Allianz entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), pursuant to which Allianz will acquire shares of Common Stock (not to exceed 35% of the outstanding Common Stock) by (i) exercising its right to convert the Debenture into shares of Common Stock (Section 1.1 of the Stock Purchase Agreement), (ii) exercising its preemptive rights under the Debenture Purchase Agreement to purchase shares of Common Stock (Section 1.2 of the Stock Purchase Agreement), (iii) purchasing an aggregate of 925,000 shares of Common Stock from management of the Issuer (Exhibit Q and Sections 5.4 and 6.4 of the Stock Purchase Agreement), (iv) purchasing on the open market up to 1,604,104 shares of Common Stock within one year of the Initial Closing (as defined in Section 1.1 of the Stock Purchase Agreement) and (v) purchasing $100 million of newly issued Common Stock over the next five years ($20 million annually) directly from the Issuer (Section 2 of the Stock Purchase Agreement), provided that under certain circumstances a convertible debenture (in the form of Exhibit O to the Stock Purchase Agreement) could be substituted for the Common Stock. The Stock Purchase Agreement also provides for the termination of the Debenture Purchase Agreement and the cancellation of the Warrant. The consummation of the Stock Purchase Agreement is subject to a number of conditions, including insurance regulatory approval and the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act. Allianz expects to utilize working capital funds to effectuate its payments for the shares of Common Stock described in clauses
(ii), (iii) and (iv) above. The purchase of Common Stock and/or convertible debentures described in (v) above will be funded from working capital funds of Allianz or from credits against the reinsurance allowances for commissions and expenses under the existing reinsurance agreement between Allianz and LifeUSA Insurance Company, a wholly owned subsidiary of the Issuer ("LifeUSA").

          The foregoing summary of the Stock Purchase Agreement and related agreements does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement (including exhibits thereto), which is incorporated herein by reference.

Item 4.   Purpose of the Transaction
          --------------------------

          Since 1987, under the terms of agreements between the Issuer and Allianz, LifeUSA agents have produced life insurance and annuity business on Allianz policies that are similar to LifeUSA policies. These agreements required the Issuer to provide all administrative and other home office services and to pay for all commissions due LifeUSA agents and premium taxes on the business produced for Allianz. For these services, Allianz paid service fees to the Issuer.

          On February 17, 1995, the Issuer and Allianz entered into a series of agreements to expand their marketing efforts nationwide, and Allianz purchased the Debenture from Issuer. The agreements provide that the existing life and annuity products of LifeUSA would be filed as Allianz policies in the states where LifeUSA agents are licensed. LifeUSA agents would also be licensed with Allianz so that LifeUSA products and existing Allianz products could be sold by the existing LifeUSA distribution system under Allianz. LifeUSA would market and administer the Allianz products sold by LifeUSA agents and participate in
the business under a reinsurance agreement.    The agreements also assure that
Allianz would receive at least 25%, but not more than 50%, of the total first year and single premiums written by LifeUSA agents on either LifeUSA policy forms or Allianz versions of LifeUSA policy forms during the term of the joint marketing agreements (a minimum period of three years). LifeUSA is entitled to reinsure up to 50% of the total first year policy premiums from the Allianz versions of LifeUSA policies.

          Allianz initially purchased the Debenture for investment purposes and not for the purpose of controlling the Issuer. On January 13, 1998, the Issuer and Allianz entered into the Stock Purchase Agreement to provide Issuer with additional capital for its general corporate purposes and to make additional agreements relating to Allianz's ownership of Common Stock and the relationships between Allianz and the Issuer and between Allianz and LifeUSA.

          As further described in Items 5(a) and 6 below (the terms of which are incorporated herein by reference), the Stock Purchase Agreement provides for the acquisition by Allianz of Common Stock of the Issuer (including $100 million of newly issued Common Stock over the next five years directly from the Issuer) and contains various provisions regarding the Issuer and the Common Stock, including a "standstill" provision limiting Allianz's ability to acquire additional shares of Common Stock as well as certain antidilution provisions. The Stock Purchase Agreement also provides that Allianz has the right, so long as it owns more than 10% of the outstanding shares of Common Stock, to designate two persons (or, if greater, a proportionate number of directors based on Allianz's percentage ownership of outstanding shares of Common Stock) as directors of the Issuer and two persons (or, if greater, a proportionate number of directors based on Allianz's percentage ownership of outstanding shares of Common Stock) as directors of LifeUSA.

          In connection with the Stock Purchase Agreement, the Issuer and Allianz also agreed to amend the various marketing agreements, conditioned on the Initial Closing: (i) the existing administration and marketing agreement between Allianz and Issuer (by which the Issuer on behalf of LifeUSA provides marketing services, underwriting services and policy administration services to Allianz with respect to certain life insurance policies and annuities under the existing reinsurance contract between Allianz and LifeUSA) will be amended to extend the term of the agreement to December 31, 2000 (Exhibit G to the Stock Purchase Agreement) (as amended, the "Marketing Agreement"); (ii) the existing reinsurance agreement between Allianz and LifeUSA (by which Allianz can assume 50% of certain LifeUSA life insurance policies and annuities reinsured after January 1, 1995) will be amended to permit LifeUSA to deliver shares of Common Stock of the Issuer to pay for the reinsurance allowances and commissions owing thereunder by LifeUSA to Allianz (Exhibit J to the Stock Purchase Agreement); and (iii) the existing claims administration agreement between Allianz and LifeUSA (by which LifeUSA provides all services relating to paying claims with respect to certain life insurance policies and annuities) will be amended to extend the term of the agreement to December 31, 2000 (Exhibit K to the Stock Purchase Agreement). Upon the Initial Closing, Allianz and LifeUSA will also enter into a new reinsurance agreement pursuant to which Allianz can assume 12.5% of LifeUSA business (Exhibit I to the Stock Purchase Agreement). Section 7.8 of the Stock Purchase Agreement provides that, subject to consummation of the Initial Closing, commencing January 1, 1998 and during the term of the Marketing Agreement (the "Covered Period"), Allianz shall be entitled to 37.5% of the first year and single premiums received from life insurance and fixed annuity products written during the Covered Period (a) by LifeUSA agents for LifeUSA and (b) by LifeUSA agents for Allianz under the Marketing Agreement. In addition, during the term of the Marketing Agreement, Allianz will have the right of first refusal to assume up to 37.5% of the premiums received from any other products written by LifeUSA if and to the extent (not to exceed 37.5%) LifeUSA reinsures any such products.

          Although, other than described in this Item 4, Allianz does not have any current plans or proposals with respect to the Issuer or its Common Stock, Allianz reserves the right to take any and all actions, which could include, without limitation, a tender offer for all of the shares of Common Stock of the Issuer. Considerations relevant to any decision may include then current market and economic conditions, the Issuer's then current or prospective financial performance, the market performance of the Common Stock and management's plans, if any, with respect to the Issuer.

          The foregoing summary of the Stock Purchase Agreement and related agreements does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement (including exhibits thereto), which is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) The Stock Purchase Agreement provides that Allianz will be able to acquire up to 35% of the outstanding shares of Common Stock by (i) exercising its right to convert the Debenture into 2,431,118 shares of Common Stock (assuming a conversion price of $12.34 per share), (ii) exercising its preemptive rights under the Debenture Purchase Agreement to purchase 239,165 shares of Common Stock at a purchase price of $12.36 per share, (iii) purchasing 925,000 shares of Common Stock from management of the Issuer at a purchase price of $16.44 per share, (iv) purchasing in the open market up to 1,604,104 shares of Common Stock within one year of the Initial Closing, and (v) purchasing, in the five years starting January 1, 1998, $100 million of newly issued Common Stock ($20 million per calendar year) directly from the Issuer at a purchase price per share equal to 2.5 times the average Book Value Per Share (as defined in Section 2.2 of the Stock Purchase Agreement) of the Issuer as of the Determination Date (as defined in Section 2.2 of the Stock Purchase Agreement) and the previous Determination Date, provided that if such purchase price is more than 200% of the then current market price of the

Common Stock, the Common Stock could be replaced with a convertible debenture (in the form of Exhibit O to the Stock Purchase Agreement). Based upon the conversion and purchases described in (i) and (ii) of the preceding sentence and the 22,620,760 shares of Common Stock outstanding as of December 31, 1997, Allianz beneficially owns 2,670,283 shares of Common Stock or approximately 10.6% of the outstanding shares of Common Stock. A conversion price of greater than $12.34 per share will decrease the number of shares of Common Stock into which the Debenture is converted. With respect to the purchase of $100 million in newly issued Common Stock, the purchase price for the shares of Common Stock to be issued to Allianz will be payable in immediately available United States Dollars or as a credit against the reinsurance allowances for commissions and expenses payable by LifeUSA to Allianz under the reinsurance agreements between the parties, as the Issuer may determine. The Stock Purchase Agreement provides that Allianz's ownership of the Issuer shall not exceed 35% of the outstanding shares of Common Stock, but Allianz retains the right to make a tender offer for all of the outstanding shares of Common Stock. Allianz's stock purchase and certain other obligations will terminate in the event of a Sale (as defined in Section 11.2(b) of the Stock Purchase Agreement) of the Issuer. AZ AG, AZOA and, to the best of Allianz's knowledge, the executive officers and directors of Allianz, AZ AG and AZOA do not beneficially own any shares of Common Stock.

          (b) Allianz would have sole voting power and sole dispositive power as to the shares acquired pursuant to the conversion of the Debenture and the purchases of Common Stock described in (a) above.

          (c) Other than the acquisition of Common Stock as proposed by the Stock Purchase Agreement, no transactions with respect to the Common Stock have been effected during the past 60 days by Allianz, AZ AG, AZOA or, to the best knowledge of Allianz, by any executive officer or director of Allianz, AZ AG or AZOA.

          (d) No other person is known by Allianz to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

          In addition to the provisions described in Items 4 and 5 above (which descriptions are incorporated in this Item by reference), the Stock Purchase Agreement contains certain standstill provisions limiting the acquisition of additional shares and containing certain voting arrangements. Allianz agreed not to purchase any additional shares of Common Stock except as provided in the Stock Purchase Agreement. If a Sale (as defined in Section 11.2(b) of the Stock Purchase Agreement) of the Issuer is recommended by its Board of Directors at a price per share at or above the average per share cost of Allianz's shares, Allianz will vote its shares proportionately with other shares of Common Stock and will not solicit any proxies or otherwise try to influence the vote of the other shareholders against such a proposal. If a Sale of the Issuer is recommended by its Board of Directors at a price per share below the average per share cost of Allianz's shares, Allianz may vote its shares as it deems appropriate. With respect to any management proposal relating to the election, tenure or removal of directors, Allianz will vote its shares proportionately with other shares of Common Stock. In the event of a proposal not made by management relating to the election, tenure or removal of directors, Allianz will vote its shares, at its option, (i) in accordance with the recommendations of the Issuer's Board of Directors or (ii) proportionately with other shares of Common Stock. In all other matters, Allianz may vote its shares as it deems appropriate. Further, Allianz may sell its shares of Common Stock as allowed by law, except that Allianz will limit sales to any person or group to less than 5% of total outstanding shares of Common Stock without the Issuer's consent. These provisions would terminate upon consummation of a Sale or upon the earlier of (a) Allianz's election made within 90 days after either party gives notice of termination of the Marketing Agreement or (b) termination of the Marketing Agreement.

          The Stock Purchase Agreement also contains antidilution provisions enabling Allianz to maintain its percentage ownership of Common Stock through open market or other transactions, which provisions do not apply to a Sale of the Issuer. Allianz also has the right to purchase a proportionate amount of newly issued shares of preferred stock of the Issuer. In addition, the Stock Purchase Agreement provides Allianz piggyback registration rights as well as three demand registration rights.

          Furthermore, under the Stock Purchase Agreement, the Issuer agreed that (i) it would not consolidate with or merge into or transfer substantially all of its properties and assets to another entity unless the resulting entity expressly assumes the Stock Purchase Agreement, (ii) it would not, without the prior written consent of Allianz, distribute with respect to the shares of Common Stock any rights to acquire other securities of the Issuer that may be commonly considered a part of a shareholder rights or similar plan, (iii) at its next annual shareholder meeting (not to be later than May 31, 1998), it will recommend to its shareholders and use its best efforts to obtain shareholder approval for an amendment to its articles of incorporation to increase its authorized Common Stock to 60,000,000 shares, (iv) it will not amend its articles or incorporation or bylaws or designate any series of preferred stock so as to adversely affect the rights of Allianz as a shareholder of the Issuer,
(v) it will not enter into any agreement with any holder or prospective holder of any securities of the Issuer or issue any securities of the Issuer which grants such holder special voting rights, (vi) it will not repurchase any shares of its Common Stock from any of its shareholders in any calendar year in excess of 5% of the number of shares of Common Stock outstanding at the beginning of such year, and (vii) during the five years ending December 31, 2002, it will not issue or sell options to agents, employees, officers and/or directors of, and/or consultants to, the Issuer or any subsidiary of the Issuer to purchase more than 110% of the aggregate number of shares of Common Stock subject to options granted by the Issuer during the five year period ending December 31, 1997.

          The foregoing summary of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, which is incorporated herein by reference.

          Except as set forth herein, neither Allianz nor, to the best of Allianz's knowledge, any director or executive officer of Allianz has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Issuer including, but not limited to, transfer or voting of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

Exhibit 1 Stock Purchase Agreement, dated January 13, 1998, between LifeUSA Holding, Inc. and Allianz Life Insurance Company of North America (incorporated by reference to Exhibit 10.1 of LifeUSA Holding, Inc.'s Report on Form 8-K filed January 14, 1998 (SEC file number 0-18485)).

Signature
---------

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.


Date:     January 16, 1998
                                    ALLIANZ LIFE INSURANCE COMPANY OF
                                         NORTH AMERICA


                                    By    /s/ Michael T. Westermeyer
                                         ---------------------------------------
                                         Michael T. Westermeyer
                                         Vice President, Corporate Legal Officer
                                            and Secretary